EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2014 Third Quarter Results

Severe Weather as Expected Impacted Results but Spring is Here

BARRIE, Ontario, May 7, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the third quarter and first nine months of fiscal year 2014, ended March 31, 2014. All financial results are reported in US dollars except as otherwise noted.

Revenue and Adjusted EBITDA* for the third quarter of fiscal 2014 were $138.3 million and $26.7 million, respectively, compared to $120.5 million and $25.9 million for the third quarter of fiscal 2013. The reported net income for the third quarter of fiscal 2014 was $2.6 million, or $0.03 per share, compared to $1.8 million, or $0.02 per share for the third quarter of fiscal 2013.

"The operating results for the third quarter as imagined were negatively impacted by the extreme winter weather conditions throughout North America during the period," said Denis J. Gallagher, Chairman and CEO. "While we experienced harsh weather issues in the second quarter during November and December, weather conditions worsened in January and February and continued into the first part of March in some operating areas. Our deferred revenue at the end of the third quarter totaled $7.2 million as a result of weather related school cancellations. As we have seen historically we do recover substantially all these contracted days and generally about half of that revenue falls to our Adjusted EBITDA* line. In addition to such revenue deferrals, we did experience higher than normal additional labour, fuel and maintenance costs due to the extreme severity of this year's winter. On a positive note we did close on the acquisition of assets from Atlantic Express on February 10, 2014. As we previously reported, AE filed for bankruptcy protection and we were able to acquire their California assets, including 425 vehicles and several school contracts at a very favourable rate, under an agreement that was approved by the bankruptcy court. The acquisition resulted in a non-cash bargain gain of $2.8 million, net of tax, during the quarter, as the price paid was lower than the fair value of the assets purchased. More importantly, we have also renewed those contracts for extended periods of five years or more," added Gallagher.

Revenue for the first nine months of fiscal 2014 increased to $346.9 million from $301.4 million and Adjusted EBITDA* was $56.2 million compared to $50.8 million for the first nine months of fiscal year 2013. STI reported a net loss for the first nine months of fiscal 2014 of $3.3 million or a $0.04 loss per common share compared to the prior fiscal year first nine months loss of $2.9 million or $0.04 per common share.

"I have said before we can predict how many days we will operate based on our contracts but we can't predict which months those fall in. Winter had to end at some point, and we saw March results return to the levels achieved in the first half of the fiscal year. In fact, operating results for the month of March, despite some continued school closings in the first part of the month, met our internal expectations and significantly outpaced the revenue and Adjusted EBITDA* percentage increases achieved for the third quarter and first nine months of fiscal 2014. We made a decision to incur some additional costs in the third quarter related to these severe winter weather conditions to ensure the continued safe operation of the fleet for our school customers, students and parents. That is what our customers count on. We wanted to make sure our buses started, our drivers were ready and our terminals were operational and clear of snow. While these additional costs will not be recovered, thanks to the contractual nature of our business we will recover a majority of the deferred revenue and with the improved results seen in the month of March, we are set for a very good April, May and June to end the current fiscal year on a strong note," noted Gallagher. "As for the coming fiscal 2015 year beginning this July, we have secured new contracts and renewals that again will add over 10% annualized growth in revenues. We are also working hard further developing our new non asset revenue businesses and will be expanding on this year's bid season with some announcements shortly."

Reconciliation of Net income (loss) and Adjusted EBITDA *

	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Nine Months Ended
	3/31/14	3/31/13	3/31/14	3/31/13

Net income (loss)	$ 2,600	$ 1,754	$ (3,290)	$ (2,878)

Add back:
Income tax expense (benefit)	908	938	(2,368)	(1,350)
Foreign currency (gain) loss	(187)	(102)	76	(107)
Other expense (income), net	519	(527)	674	(1,421)
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(237)	136	(671)	(604)
Unrealized re-measurement loss (gain)	--	1,303	--	(123)
Unrealized loss on foreign currency exchange contracts	230	482	61	160
Gain on bargain purchase of businesses acquired, net of tax	(2,762)	--	(2,762)	--
Non-cash stock compensation	685	150	3,942	2,911
Interest expense	4,421	3,714	12,079	11,132
Amortization expense	805	1,017	2,742	3,189
Depreciation and depletion expense	13,853	12,580	31,859	29,438
Operating lease expense	5,878	4,454	13,826	10,468
Adjusted EBITDA *	$ 26,713	$ 25,899	$ 56,168	$ 50,815

Results of Operations (in 000's of US$, except per share data)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2014	2013	2014	2013

Revenues	$ 138,263	$ 120,452	$ 346,932	$ 301,409

Costs and expenses
Cost of operations	104,790	87,921	269,380	229,665
General and administrative	12,445	11,086	34,944	31,397
Non-cash stock compensation	685	150	3,942	2,911
Acquisition expense	193	--	266	--
Depreciation and depletion expense	13,853	12,580	31,859	29,438
Amortization expense	805	1,017	2,742	3,189
Total operating expenses	132,771	112,754	343,133	296,600

Income from operations	5,492	7,698	3,799	4,809
	--
Interest expense	4,421	3,714	12,079	11,132
Foreign currency (gain) loss	(187)	(102)	76	(107)
Unrealized loss on foreign currency exchange contracts	230	482	61	160
Unrealized re-measurement loss (gain)	--	1,303	--	(123)
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(237)	136	(671)	(604)
Gain on bargain purchase of businesses acquired, net of tax	(2,762)	--	(2,762)	--
Other expense (income), net	519	(527)	674	(1,421)
Income (loss) before income taxes	3,508	2,692	(5,658)	(4,228)
Income tax expense (benefit)	908	938	(2,368)	(1,350)
Net income (loss)	$ 2,600	$ 1,754	$ (3,290)	$ (2,878)
Basic and diluted net income (loss) per common share	$ 0.03	$ 0.02	$ (0.04)	$ (0.04)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Conference Call & Live Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Thursday, May 8, 2014 at 11:00 a.m. (ET) to discuss its results for the third quarter of fiscal year 2014 ended March 31, 2014. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. To access the live audio webcast and rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Founded in 1997, STI is North America's third-largest and fastest-growing provider of school bus transportation services and management services, operating more than 11,000 vehicles.  STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (732) 280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTA.com